BOYER & KETCHAND

A Professional Corporation

Attorneys At Law

Nine Greenway Plaza, Suite 3100

Houston, Texas 77046-0904

(713) 871-2025

TELEFAX (713) 871-2024

John W. Menke	www.boyerketchand.com	jmenke@boyerketchand.com

August 9, 2005

Securities and Exchange Commission

Washington D.C. 20549

Re:    North American Technologies Group, Inc.

Ladies and Gentlemen:

Enclosed for filing with your office pursuant to Rule 14a-6 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities and Exchange Act of 1934, as amended, is a copy of the Proxy Statement and Form of Proxy to be furnished to the stockholders of North American Technologies Group, Inc. (the “Company”), in connection with the Company’s annual meeting of stockholders (the “Meeting”) to be held on September 14, 2005. The Company intends to mail definitive copies of these proxy materials to its stockholders on or about August 19, 2005.

One of the items submitted to the stockholders for approval at the Meeting will be the ratification of the adoption of the North American Technologies Group, Inc. 2005 Stock Option Plan (the “Plan”). The Company intends to promptly register the Common Stock to be issued pursuant to the Plan on Form S-8 if the Company’s stockholders approve the Plan.

If any member of the Commission’s staff has any questions in connection with the enclosed preliminary proxy materials, he or she should call the undersigned at (713) 871-2035.

Very truly yours,

/s/ John W. Menke
John W. Menke